11021912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2010 (MM/DD/YY) AND ENDING January 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roberts and Ryan Investments Incorporated

OFFICIAL USE ONLY
19456
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street, Suite 614
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Roberts — (415) 956-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts and Ryan investments Incorporated, as of January 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

See attached form P.K. 04.01.2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

STATE OF California)SS
COUNTY OF San Francisco)

On 04.01.2011 before me, Pamela KAHN, Notary Public, personally appeared Daniel W. Roberts

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Pamela Kahn

PAMELA KAHN
Commission # 1894855
Notary Public - California
San Francisco County
My Comm. Expires Aug 3, 2014

This area for official notarial seal.

OPTIONAL SECTION
CAPACITY CLAIMED BY SIGNER

Though statute does not require the Notary to fill in the data below, doing so may prove invaluable to persons relying on the documents.

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER(S) TITLE(S)
- ☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER

SIGNER IS REPRESENTING:

Name of Person or Entity ______ Name of Person or Entity ______

OPTIONAL SECTION

Though the data requested here is not required by law, it could prevent fraudulent reattachment of this form.

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED BELOW

TITLE OR TYPE OF DOCUMENT: Annual Audited Report Form X-17A-5

NUMBER OF PAGES ______ DATE OF DOCUMENT Oath or affirmation

SIGNER(S) OTHER THAN NAMED ABOVE ______

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Roberts and Ryan Investments Incorporated
San Francisco, California

We have audited the accompanying statement of financial condition of Roberts and Ryan Investments Incorporated as of January 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments Incorporated as of January 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

March 21, 2011

ROBERTS AND RYAN INVESTMENTS INCORPORATED.
Statement of Financial Condition
January 31, 2011

ASSETS

Cash and cash equivalents	$ 147,195
Deposits with clearing organization	180,639
Marketable securities, ar market value	103,417
Receivable from broker dealer	11,565
Equipment and furniture, net of accumulated depreciation of $57,055	4,530
Refundable income taxes	39,972
Deferred tax asset	2,410
Deposits	800
Total Assets	$ 490,528

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 14,880
Total Liabilities	14,880
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized 600,000 shares issued and outstanding	70,000
Additional paid-in capital	3,850
Retained earnings	401,798
Total Stockholder's equity	475,648
Total Liabilities and Stockolder's Equity	$ 490,528

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INCORPORATED.
Statement of Operations
For the Year Ended
January 31, 2011

Revenue		
Commissions income	$	954,891
Miscellaneous securities revenue		7,618
Interest income		9,488
Other income		12,920
Total revenue		984,917
Expenses		
Salaries, commissions, and payroll taxes		811,314
Professional services		13,678
Occupancy		37,701
Communications		11,649
Dues and subscriptions		31,138
Travel and entertainment		6,254
Office expense		30,608
Insurance		374
Regulatory fees		6,345
Depreciation		3,636
Other		13,704
Total expenses		966,401
Operating income		18,516
Interest Expense		(458)
Income before income tax provision		18,058
Income tax benefit		5,488
Net income	$	23,546

The accompanying notes are an integral part of these financial statements.

ROBERTS AND RYAN INVESTMENTS INCORPORATED.
Statement of Changes in Stockholder's Equity
For the Year Ended
January 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 31, 2009	$ 70,000	$ 3,850	$ 378,252	$ 452,102
Net income for the year	-	-	23,546	23,546
Balance - January 31, 2010	$ 70,000	$ 3,850	$ 401,798	$ 475,648

The accompanying notes are an integral part of these financial statements.

ROBERTS RYAN INVESTMENTS INCORPORATED.
Statement of Cash Flows
For the Year Ended
January 31, 2011

Cash flows from operating activities:	
Net income	$ 23,546
Add back depreciation provision	3,636
(Increase) decrease in assets:	
Deposits with clearing organization	(24,012)
Marketable securities, at market value	82,335
Receivable from broker dealer	(11,565)
Refundable income taxes	(39,972)
Deferred tax asset	8,196
Prepaid expenses	8,966
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(7,568)
Commissions payable	(31,118)
Income tax payable	(43,966)
Net cash used in operating activities	(31,522)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net decrease in cash	(31,522)
Cash at beginning of year	178,717
Cash at end of year	$ 147,195
Supplemental disclosures of cash flows information:	
Interest paid	$ -
Income taxes paid	$ 67,429

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

General

Roberts and Ryan Investments Incorporated (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker/dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is allowed to engage in the following types of business: (1) broker or dealer retailing corporate securities over the counter, (2) broker or dealer retailing corporate debt securities, (3) mutual fund retailer on a wire order basis, (4) U.S. government securities dealer or broker, (5) municipal securities dealer or broker, (6) broker or dealer selling variable life insurance or annuities, (7) put and call broker or dealer, (8) trading securities for own account, (9) underwriting or selling group participant for municipal securities, (10) selling group participant for corporate securities.

Summary of Significant Accounting Policies

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. The Company includes money market accounts and certificates of deposit as cash equivalents.

Receivables from brokers, dealers, and clearing organizations

Receivables from brokers, dealers, and clearing organizations represent commissions earned on security transactions. Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities

Marketable securities are valued at quoted market value and consist of equity securities held for investment. The mark to market accounting for these investments is included in net dealer inventory and investment gains (losses).

1. General Information and Summary of Significant Accounting Policies (continued)

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). The Company does not hold any investments which fall under the Level 3 category.

At January 31, 2011, the Company has $103,417 of marketable securities which are classified as level 1 (see note 3)

1. General Information and Summary of Significant Accounting Policies (continued)

Equipment and furniture

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of 5 to 7 years by the straight-line method.

Income Taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *Accounting for income taxes,* which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities are based on provisions of enacted federal and state tax laws.

2. Deposits with Clearing Organization

The Company has deposited $180,639 with Pershing as security for its transactions with them. Interest is paid monthly on the deposits.

3. Marketable Securities

Marketable securities owned consist of trading investment securities at market value, as follows:

	Cost Basis	Unrealized Gain (loss)	Market Value	Par Value
Municipal bond	$ 58,466	$ (5,253)	$ 53,213	$ 60,000
Corporate stock	45,394	4,810	50,204	N/A
	$ 103,860	$ (443)	$ 103,417	

Accrued interest income is estimated to be approximately $547, and is not included in the financial statements. Based on the U.S. GAAP hierarchy of inputs, the Company's marketable securities are in the Level 1 category. See Note 1 for more detail.

4. Income Taxes

The provision for income taxes at January 31, 2011 consisted of the following:

Federal income tax benefit	($ 14,263)
State income tax provision	579
Current income tax benefit	(13,684)
Deferred income taxes	8,196
Total income tax benefit	($5,488)

The following schedule presents the calculation of the income tax provisions for the year ended January 31, 2011 necessary to adjust to the cash basis used for income taxes:

		California		Federal
Income before income taxes per statement of operations	$	18,058	$	18,058
Add back depreciation per financials		3,636		3,636
Less tax return depreciation		(378)		(378)
Adjustment for travel & entertainment		3,127		3,127
Cash basis adjustments to cash basis:				
Add:				
Current year payables and accrued expenses		14,880		14,880
Deduct:				
Prior year accounts and commissions payable		(53,566)		(53,566)
Current year receivable from broker/dealer		(11,565)		-
Taxable income		(28,253)		(28,253)
Deduct California Franchise tax paid		-		(8,523)
Taxable		(28,253)		(36,776)
Tax thereon		800		(14,263)
Less paid to January 31, 2011		(8,523)		(17,480)
(Assets) Liabilities at January 31, 2011	$	(7,723)	$	(32,249)

The following are recognized in the financial statements:		Expense		Asset
California (net of $221 over accrued in prior year)	$	579	$	7,723
Federal ($900 benefit of carry forward of $6,003 Recognized in prior year)		(14,263)		32,249
		(13,684)		39,972
Plus deferred tax expense / asset		8,196		2,410
	$	(5,488)	$	42,382

The estimated future tax benefit of $2,410 relates to the future "benefit" of deducting the timing differences, including a California NOL Carryforward of $28,253, not yet recognized for the purposes until paid or realized. The actual benefit will depend on the tax brackets existing when realization occurs.

5. Pension Plan

The Company's profit sharing and money purchase plans cover all eligible employees of the Company. The plans were effective February 1, 1992. All contributions to the plans are made at the discretion of the Company. No contributions were made for the year ended January 31, 2011.

6. Rent Expense (Occupancy)

Current year occupancy expense consists of the following:

Office rent	$ 36,958
Utilities	743
Occupancy expense	$ 37,701

7. Commitments and Contingencies

Commitments
The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Contingencies
The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions may exceed the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

8. Recently Issued Accounting Standards

Accounting for Certain Hybrid Financial Instruments
In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), *Accounting for Certain Hybrid Financial Instruments*, an amendment of FASB statements No. 133 and 140. The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 31, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

9. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2011, the Company had net capital of $416,781, which was $316,781 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($14,880) to net capital was 0.037 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

10. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

12. Subsequent Events

Management has evaluated subsequent events through March 21, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ROBERTS AND RYAN INVESTMENT INCORPORATED.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
January 31, 2011

Stockholders' equity	$ 475,648	
Non-allowable assets and charges against net capital		
Prepaid expenses and deposits	800	
Receivables from non-customers	42,382	
Furniture and equipment	4,530	
Total non-allowable assets	47,712	
Haircuts on securities, including undue concentration	11,155	
Total reductions in net allowable assets	$ 58,867	
Net capital, as defined	$ 416,781	(A)
Minimum requirement of net capital ($100,000 or 1/15 of aggregate indebtedness of $14,880)	$ 100,000	
Excess of net capital over requirement	$ 316,781	
Aggregate indebtedness		
Total liabilities	$ 14,880	(B)
Ratio of aggregate indebtedness to net capital (B/A)	0.037 to 1	

Reconciliation of computation of net capital from FOCUS Part II (a) as submitted by Company to audited amounts

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Amounts submitted by Company	$ 14,194	$ 402,703	0.035 to 1
Increase in accounts payable	686	(686)	
Accrual of income tax liabilities	-	-	
Accrual of recivable from broker/dealer	-	11,565	
Adjustments to cash	-	2,260	
Decrease in haircuts on securities	-	939	
Amounts indicated, as adjusted	$ 14,880	$ 416,781	0.037 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Roberts and Ryan Investments Incorporated
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedule of Roberts and Ryan Investments Incorporated (the "Company"), for the year ended January 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *consideration deficiency* exists when the design or operation does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2011 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to for and should not be used for any other purpose.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

March 21, 2011

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

ROBERTS AND RYAN INVESTMENTS INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

JANUARY 31, 2011

(WITH AUDITORS' REPORT THEREON)